UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 14, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tandem Diabetes Care, Inc.

File No. 1-36189
CF#36910
CF#35592
CF#33065

Tandem Diabetes Care, Inc. submitted applications under Rule 24b-2 requesting extensions of previous grants of confidential treatment for information it excluded from the Exhibits to the filings listed below.

Based on representations by Tandem Diabetes Care, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	Form	Filed On	Through
10.5	10-Q	November 1, 2018	November 1, 2028
10.1	10-Q	October 26, 2017	October 27, 2027
10.1 and 10.2	10-Q	October 29, 2015	October 29, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support